NO ACT

PE
3-6-09

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09011055

Received SEC

APR 3 0 2009

Washington, DC 20549

April 30, 2009

Act: 34
Section:
Rule: 14a-8
Public
Availability: 04-30-2009

Jacob A. Lutz, III
Troutman Sanders LLP
P.O. Box 1122
Richmond, VA 23218-1122

Re: Alliance Bankshares Corporation
Incoming letter dated March 6, 2009

Dear Mr. Lutz:

This is in response to your letter dated March 6, 2009 concerning the shareholder proposal submitted to Alliance by John W. Edgemond. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John W. Edgemond
Greenworks Landscaping
42660 John Mosby Highway
Chantilly, VA 20152

April 30, 2009

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Alliance Bankshares Corporation
Incoming letter dated March 6, 2009

The proposal recommends that the board promptly retain a nationally recognized investment advisor to solicit offers from potential acquirers and to effectuate a sale or merger of the company on or before December 31, 2009.

There appears to be some basis for your view that Alliance may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Alliance has retained a nationally recognized full-service brokerage firm to solicit interest for possible business combination transactions, including the sale or merger of Alliance. Accordingly, we will not recommend enforcement action to the Commission if Alliance omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Alliance relies.

Sincerely,

Philip Rothenberg
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

TROUTMAN SANDERS BUILDING
1001 HAXALL POINT
RICHMOND, VIRGINIA 23219
www.troutmansanders.com
TELEPHONE: 804-697-1200
FACSIMILE: 804-697-1339

MAILING ADDRESS
P.O. BOX 1122
RICHMOND, VIRGINIA 23218-1122

Jacob A. Lutz, III
Jacob.Lutz@troutmansanders.com

Direct Dial: 804-697-1490
Direct Fax: 804-698-6014

March 6, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Alliance Bankshares Corporation / Omission of Shareholder Proposal by John W. Edgemond**

Ladies and Gentlemen:

Our client, Alliance Bankshares Corporation ("*Alliance*" or the "*Company*"), has received a shareholder proposal and supporting statement (the "*Proposal*") submitted by Mr. John W. Edgemond (the "*Proponent*") for inclusion in its proxy materials for its 2009 annual meeting (the "*2009 Proxy Materials*"). The Proposal recommends that the Company's Board of Directors (the "*Board*") retain a nationally recognized investment advisor "to solicit offers from potential acquirers and to effectuate a sale or merger of the Company on or before December 31, 2009." A copy of the proposal is enclosed as Attachment A hereto.

On behalf of Alliance, we hereby notify the Staff of the Division of Corporation Finance (the "*Staff*") of Alliance's intention to omit the Proposal on the grounds that (i) Alliance has already substantially implemented the Proposal, in reliance on Rule 14a-8(i)(10), and (ii) if fully implemented, the Proposal would prevent the Board and the Company's directors (the "*Directors*") from fulfilling their fiduciary duties and thus result in a violation of Virginia law, in reliance on Rule 14a-8(i)(2). We hereby request that the Staff will not recommend any enforcement action to the Securities and Exchange Commission (the "*Commission*") if the Company omits the Proposal from its 2009 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company hereby submits its reason for excluding the Proposal no later than 80 days before it expects to file its definitive form of proxy with the Commission. Alliance has notified the Proponent by copy of this letter of its intention to omit the Proposal from its 2009 Proxy Materials.

**Background**

In August 2008, Alliance retained Howe Barnes Hoefer & Arnett, Inc. ("*Howe Barnes*") to advise the Company in the area of mergers and acquisitions of financial institutions, generally and regarding the company's specific opportunities for mergers, acquisitions and other extraordinary transactions. Alliance executed an engagement letter with Howe Barnes on August 21, 2008 (the "*Engagement Letter*"). Under the terms of the Engagement Letter, Howe Barnes will solicit interest for possible business combination transactions as directed by Alliance, including by "tender offer, merger, sale or exchange of stock, sale of all or a substantial part of its assets of otherwise". Howe Barnes also agreed to familiarize itself with the business, operations, financial condition and prospects of Alliance and of any potential transaction partner, to attend meetings of the Board at which a business combination is to be considered and to render a fairness opinion (or advise the Board that it is unable to do so) regarding the consideration offered in any such transaction. Howe Barnes is a nationally recognized full-service brokerage firm, including comprehensive investment banking and financial advisory services; it specializes in the representation of financial institutions and is considered a leading financial advisor to the banking industry. By the terms of the Engagement Letter, Howe Barnes will remain Alliance's financial advisor until August 21, 2009.

**The Proposal Has Been Substantially Implemented by the Company and is Excludable under Rule 14a-8(i)(10)**

The Proposal is excludable under Rule 14a-8(i)(10) because Alliance has already substantially implemented the Proposal; on August 21, 2008 Alliance retained an investment advisor to act as the Company's financial advisor on matters of strategic planning, including merger and acquisition opportunities.

Rule 14a-8(i)(10) allows a company to exclude a shareholder proposal and supporting statement from its proxy materials if that company has "already substantially implemented the proposal." The company must not have fully implemented the proposal to exclude it pursuant to Rule 14a-8(i)(10). Rather, the proper standard is one of substantial implementation and, when considering requests to exclude pursuant to this rule, the Staff examines whether the company's policies, practices and procedures compare favorably with the Proposal. *Rel. No. 34-20091* (August 16, 1983), *Texaco, Inc.* (avail. Mar. 29, 1991). This exclusion attempts to prevent shareholders from having to consider matters which have already been favorably acted upon by management and therefore are moot. *Rel. No. 34-12598* (July 7, 1976); *See Angelica Corp.* (avail. Aug. 20, 2007). The Staff has consistently granted no-action relief where the company has satisfied the essential aim of a shareholder proposal regardless that the Company did not take the particular action as defined by the proposal. *See, e.g., MacNeal-Schwendler Corp.* (avail. April 2, 1999) (granting no-action relief to a company that had already substantially implemented a shareholder proposal which recommended that the board of directors retain an investment bank to "explore all alternatives to enhance the value of the company", regardless that the company's engagement of the investment bank did not specifically include specific value maximization strategies identified by the shareholder in the proposal); *See generally Sun Microsystems, Inc.* (avail. Aug. 28, 2008) (discussing in detail the Staff's consistent award of no-action relief to companies that have substantially implemented shareholder proposals).

The Engagement Letter substantially implements Mr. Edgemond's requests contained in the Proposal. The Proposal recommends that the Board retain an investment advisor to perform two services: (i) to solicit offers from potential acquirers and (ii) to effectuate a sale or merger of the company on or before December 31, 2009. By the Engagement Letter's explicit terms, Howe Barnes has agreed to solicit interest among potential business combination partners at the Company's direction, thus substantially (if not totally) fulfilling clause (i) above. Additionally, Howe Barnes has agreed to perform for Alliance an investment advisor's tasks as related to a potential extraordinary transaction - researching the business, operations, financial condition and prospects of both the Company and any potential business combination partner; participating in Board meetings; and rendering a fairness opinion on the consideration offered in the business combination. These services represent those performed by an investment advisor to assist a client company complete an extraordinary transaction. Accordingly, Alliance has substantially satisfied clause (ii) above and, in combination with substantially satisfying clause (i), the Engagement Letter addresses both substantive components of the Proposal. Alliance has notified Howe Barnes of this Proposal and the Board continues to explore strategies to maximize shareholder value.

Based on the foregoing, it is evident that the Proposal has already been substantially implemented and that no purpose would be served by its inclusion in the Company's proxy materials. The Staff has frequently granted no-action relief to companies that have retained an investment bank to perform services that address the substance of the shareholder proposal. *See, e.g., Angelica Corp.* (allowing the company to exclude a proposal that recommended that the board of directors "immediately engage" an investment bank to explore all strategic alternatives, including the sale of the company, because the board of directors had retained an investment banking firm for purposes inclusive of those advocated by the proponent), *Financial Industries Corp.* (avail. March 28, 2003) (excluding a shareholder proposal that requested the board "engage a qualified investment bank to explore, receive and evaluate alternatives...to enhance the value of the company" because the company retained an investment banker to review a number alternatives including "the sale, merger, or consolidation of the company"); *see also Longview Fibre Co.* (avail. Oct. 21, 1999) (granting no-action relief where the company modified its on-going engagement with its investment advisor to contain specific provisions of a shareholder proposal after receiving the proposal). Additionally, the Staff previously held that a shareholder proposal was substantially implemented and permitted the company to exclude the proposal when the financial advisor's engagement letter authorized, but did not require, the investment bank to advise the company on the subject of the proposal. *BostonFed Bancorp, Inc.* (avail. March 17, 2000) (excluding a shareholder proposal that recommended the engagement of an investment bank "to advise the company on ways to maximize shareholder value, including a potential sale or merger of the company; the engagement letter stated that, among other services, the investment bank would "help implement a tactical plan to maximize shareholder value, which may include, but not be limited to, a potential merger or sale of the Company").

Alliance's engagement of Howe Barnes is easily distinguished from the situations in which the Staff refused to allow a company to exclude a similar shareholder proposal on Rule 14a-8(i)(10) grounds. In *Capital Senior Living Corp.* (avail. Mar. 23, 2007), the company received a shareholder proposal recommending the engagement of an investment bank to specifically pursue a sale of the company. In that case, although the company had previously retained an investment bank to advise the company on various strategies and financial alternatives, the investment bank's engagement did not include advising on a proposed sale of the company and concluded prior to the company receiving the proposal. The Staff refused the company's request for no-action relief in reliance on Rule 14a-8(i)(10). These facts are clearly distinguishable because (i) Alliance has currently engaged Howe Barnes on terms that substantially satisfy the Proposal, including soliciting offers from potential acquirers (ii) Alliance will retain Howe Barnes until August 21, 2009.

Similarly, the Staff's refusal to grant no-action relief in *Gyrodyne Company of America* (avail. Sept. 26, 2005) is easily distinguishable from the present circumstances. In *Gyrodyne*, the company received a shareholder proposal which requested that the company retain an investment bank to pursue the sale of the company. In response, the company retained an investment bank (i) to analyze the company's business, operations, financial condition and prospects, (ii) to analyze the market value of the company's assets, and (iii) to assist the company in reviewing and making recommendations on various types of transactions. The company failed to directly address the substance of the shareholder's request; the investment bank's engagement letter does not specifically mention "the sale of the company" or any other extraordinary transaction. Thus the scope of the investment bank's analysis did not satisfy the shareholder proposal and the Staff refused to grant no-action relief to the company. In the instant case, the Engagement Letter's explicit terms contemplate the action requested by the Proposal and thus is more similar to the *Angelica* and *Financial Industries* precedents than the facts in *Gyrodyne*.

Alliance respectfully submits that the Proposal has been implemented as substantially as possible under the laws of the Commonwealth of Virginia. To the extent that Company has not fully implemented the language of the Proposal, this incomplete implementation may be explained by the Company's refusal to strip the Board of its fiduciary duties and is supported by the opinion of the Company's counsel, Troutman Sanders LLP, attached hereto as Attachment B, and the arguments in the succeeding section.

It is clear that the Company has substantially implemented the Proposal and thus has satisfied the requirements of Rule 14a-8(i)(10). Based on the relevant no-action precedent and for the reasons set forth above, Alliance respectfully submits that the Proposal may be excluded from the Company's 2009 Proxy Materials.

**The Proposal, if Fully Implemented, Would Violate State Law and is Excludable under Rule 14a-8(i)(2)**

Notwithstanding the fact that Alliance has substantially implemented the Proposal, the Proposal is excludable under Rule 14a-8(i)(2) because, if fully implemented, the Proposal would cause Alliance's directors to violate the fiduciary duties imposed on them under Virginia Law. Alliance has obtained a legal opinion from Troutman Sanders LLP, counsel to the Company, supporting this position (the "*Legal Opinion*"). The Legal Opinion states, in relevant part:

> [B]ecause the board of directors of a Virginia corporation cannot retain an investment advisor to effectuate or accomplish a merger or a sale of the company's assets and also satisfy the individual directors' fiduciary duties, implementation of the Proposal would violate the Virginia Stock Corporation Act.

Rule 14a-8(i)(2) provides that a proposal may be excluded if, when implemented, the proposal would "cause the company to violate any state, federal, or foreign law to which it is subject." The Staff has frequently relied on Rule 14a-8(i)(2) to exclude proposals that interfere with the directors' ability to exercise independent business judgment or otherwise satisfy their fiduciary duty to manage the affairs of the corporation. *See No-Action Letter for Monsanto Co.* (avail. Nov. 7, 2008), *No-Action Letter for SBC Communications, Inc.* (avail. Dec. 16, 2004), *No-Action Letter for Gilette Co.* (avail. Mar. 10, 2003). The staff has granted no-action requests to exclude proposals that, if implemented, would preclude the board of directors from exercising the independent judgment necessary to satisfy its fiduciary duties. For example, in a no-action letter issued to *GenCorp Inc.* (avail. Dec. 20, 2004), the Staff granted a no-action request by GenCorp to exclude a shareholder proposal that required the GenCorp board of directors to implement any shareholder proposal that received over 50% of the vote. If the GenCorp board had implemented this proposal, the board would have been precluded from acting on any matter contained in a successful future shareholder proposal; thus, when implementing the matters contained in these future proposals the board could not have exercised the independent judgment and reasonable care necessary to satisfy its fiduciary duties.

The Proposal as submitted by Mr. Edgemond would require the Board to act similarly to the offensive conduct in *Gencorp, Inc.* – the Board would not exercise its good faith business judgment when otherwise required by law. If successful, the Proposal clearly states that the Board would retain an investment advisor both (a) "to solicit offers from potential acquirers" and (b) "to <u>effectuate</u> a sale or merger of the Company on or before December 31, 2009." (emphasis added) The resulting engagement letter between the Company and the investment advisor would contain the tasks outlined in (a) and (b) of the preceding sentence and, by its terms, the engagement letter would grant to the investment advisor the unqualified authority to <u>effectuate</u> a sale or merger of the Company without further Board involvement. The Random House Unabridged Dictionary defines the verb "to effectuate" as "to bring about, to effect", and defines the verb "to effect" as "to produce as an effect; bring about; accomplish; make happen". Therefore, in order to "effectuate a sale or merger of the Company" as the Proposal requests, the investment advisor must take all substantive and procedural steps required to complete such a transaction including evaluating the consideration offered to the Company's shareholders and, on the Board's behalf, approving the transactional documents on the Board's and recommending the transaction to the Company's shareholders. Unfortunately for Mr. Edgemond, the tasks outlined in the preceding sentence undoubtedly lie within the responsibility and independent business judgment of the Board.

Section 13.1-673 and 13.1-690 of the Virginia Code impose fiduciary duties on directors of Virginia corporations to exercise independent business judgment when managing the affairs of the corporation, and Section 13.1-718 explicitly requires the board of directors to approve corporate action on a plan of merger. Contrary to the aim of the Proposal, under Virginia law the judgment of the Proponent, an investment advisor or a majority of the Company's shareholders cannot substitute for the independent business judgment of the Company's Board.

As fully discussed in the Legal Opinion, any attempt to prevent the Board from exercising its independent business judgment to maximize shareholder value, by way of a shareholder proposal or otherwise, would cause the Directors to violate the fiduciary duties imposed by Virginia law. Because full implementation of the Proposal would Violate Virginia law, the Proposal may be properly excluded from the Company's 2009 Proxy Materials pursuant to Rule 14a-8(i)(2).

***Conclusion***

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its 2009 Proxy Materials.

If the Staff has any questions about this matter or would like to request any further information, please do not hesitate to contact the undersigned by telephone at (804) 697-1490. If the Staff does not agree with the conclusions set forth herein, we request that that Staff contact us before issuing any formal written response.

Very truly yours,

Jacob A. Lutz, III

Enclosures

cc: Thomas A. Young, Jr., Alliance Bankshares Corporation
Paul M. Harbolick, Jr., Alliance Bankshares Corporation
John W. Edgemond, Proponent

Attachment A

GreenWorks
LANDSCAPE/MAINTENANCE

January 14, 2009

Alliance Bankshares Corporation
14200 Park Meadow Drive
Suite 200S
Chantilly, Virginia 20151

Attention: Mr. Paul M. Harbolick, Jr.
Secretary

RE: Shareholder Notice of Proposal for Action at 2009 Annual Meeting

Ladies and Gentlemen:

Pursuant to rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8") and in accordance with the supplement to the definitive proxy statement of Alliance Bankshares Corporation (the "Company") dated May 30, 2008 sent to shareholders in connection with its 2008 Annual Meeting of Shareholders, the undersigned submits this written notice (the "Notice") to the Company of his desire to have this shareholder proposal (the "Proposal") together with the supporting statement (the "Supporting Statement") included in the Company's proxy statement for the 2009 Annual Meeting (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the "Annual Meeting"):

* * * *

"RESOLVED, that the shareholders of the Company hereby recommend that the Board of Directors promptly retain a nationally recognized investment advisor to solicit offers from potential acquirers and to effectuate a sale or merger of the Company on or before December 31, 2009.

**SUPPORTING STATEMENT:**

I, John W. Edgemond, am the founder and President of Greenworks Landscaping in Chantilly, Virginia. I own 7.3% of the Company's common stock and am one of its largest shareholders. I encourage my fellow shareholders to vote FOR this proposal and I am only allowed 500 words to tell you why.

I believe that if enough of us vote FOR this proposal, the Board and management, consistent with their fiduciary duties, will hire an advisor that will help them focus on opportunities outside of the ordinary course of business to enhance value for all shareholders. I do not believe that applying for, and receiving a TARP investment from the federal government will solve the Company's historic performance problems.

As of September 30, 2008 more than 4% of the Company's assets were non-performing – a historic high. For the last four reported quarters, its net interest margin has ranged from 93 to 111 basis points below its Washington MSA peer group of \$250M - \$1B commercial banks (Uniform Bank Reports, FFIEC). The Company lost \$9.7M in the four quarters reported since September 2007, wiping out almost 20% of shareholders' equity and all historic earnings in one year. Since the fourth quarter of 2006, when the stock traded as high as \$17.40 per share, more than 90% of shareholder value has disappeared, as the share price has plummeted to \$1.50 per share as I write this on January 12, 2009.

The real estate market shows no significant improvement and the Company's charge-offs have continued to rise. I believe that the Company does not have enough capital to operate in the ordinary course of business as these downward trends continue. Time is of the essence. The Board of Directors should focus on preserving remaining shareholder value by seeking a merger or sale which can result in a larger, better capitalized, more nimble institution, with a better chance of navigating the perilous straights facing the industry.

PLEASE VOTE "FOR" MY PROPOSAL TO RECOMMEND THE PROMPT SALE OR MERGER OF THE COMPANY."

* * * *

In accordance with Rule 14a-8, the undersigned hereby represents that he or his family trust (i) is the record and beneficial holder of at least \$2,000 in market value of the Company's shares of Common Stock, par value \$4.00 per share (the "Common Stock"), and has held such shares for the one year period prior to the date hereof, (ii) intends and undertakes to continue to own such shares through the date of the Annual Meeting, and (iii) will appear in person, or send a legally appointed representative, to make the Proposal at the Annual Meeting.

The undersigned has no interest in the Proposal other than the interest he shares in common with all other owners of Common Stock, namely, his participation through his ownership in the maximization of shareholder value. The undersigned is acting on his own behalf, not on the behalf of any other person or entity.

Green Works
LANDSCAPE/MAINTENANCE



If the Company believe that this Notice for any reason is defective in any respect, please notify me on or before 10:00 AM (EST) on January 28, 2009 at (703) 898-6421, Greenworks Landscaping, 42600 John Mosby Highway, Chantilly, Virginia 20152.

Sincerely,

By:____________________
John W. Edgemond, individually and as Trustee

**Attachment B**

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

TROUTMAN SANDERS BUILDING
1001 HAXALL POINT
RICHMOND, VIRGINIA 23219
www.troutmansanders.com
TELEPHONE: 804-697-1200
FACSIMILE: 804-697-1339

MAILING ADDRESS
P.O. BOX 1122
RICHMOND, VIRGINIA 23218-1122

March 6, 2009

Alliance Bankshares Corporation
14200 Park Meadow Drive
Suite 200S
Chantilly, Virginia 20151

**Re: Shareholder Proposal Submitted by John W. Edgemond**

Ladies and Gentlemen:

As Virginia counsel to Alliance Bankshares Corporation, a Virginia corporation (the "Company"), we have considered a proposal (the "Proposal") submitted by John W. Edgemond (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of shareholders (the "Annual Meeting"). In this capacity, we have considered whether the Proposal may be excluded from the Company's proxy statement under the rules and regulations of the Securities and Exchange Commission (the "SEC"). Rule 14a-8(i)(2) states that a shareholder proposal may be omitted if its implementation would violate applicable state law. You have asked our opinion whether implementation of the Proposal would violate state law.

**THE PROPOSAL**

The Proposal reads as follows:

RESOLVED, that the shareholders of the Company hereby recommend that the Board of Directors promptly retain a nationally recognized investment advisor to solicit offers from potential acquirers and to effectuate a sale or merger of the Company on or before December 31, 2009.

**SUMMARY**

For the reasons set forth below, we are of the opinion that if the Proposal is approved by the shareholders, implementation of the Proposal as written would require the

Company's board of directors to act in a manner contrary to the standard of conduct for directors established by Section 13.1-690 of the Virginia Stock Corporation Act. The fact that the Proposal purports to be precatory does not affect our conclusions as contained herein.

## DISCUSSION

Virginia law requires that, in the absence of ambiguity, written instruments must be interpreted based on the ordinary meaning of the language and terms used. Clevert v. Soden, Inc., 241 Va. 108, 110-11, 400 S.E.2d 181, 183 (1991). When a written instrument is clear and explicit and can be interpreted based on the ordinary meaning of the language used, the parties' intent is clear and cannot be altered by extrinsic facts. Tomlin v. Vance Int'l, Inc., 22 Va. App. 448, 454; 470 S.E.2d 599, 602 (Va. Ct. App. 1996) (citations omitted). Virginia courts frequently rely upon the dictionary definition of a word to determine that word's ordinary meaning. See, e.g., Phelps v. Commonwealth, 275 Va. 139, 142, 654 S.E.2d 926, 927 (2008); GSHH-Richmond, Inc. v. Imperial Assocs., 253 Va. 98, 101, 480 S.E.2d 482, 485 (1997). Accordingly, because the Proposal is simply phrased and uses clear and unambiguous language, the Proposal's terms should be given their ordinary meaning when interpreting the Proposal under Virginia law. In relevant part, the Proposal recommends that the Company's board of directors (the "Board") retain an investment advisor "to effectuate a sale or merger of the Company" (emphasis added). Indeed, the Proposal requires that this transaction be effectuated by a date certain. The ordinary meaning of the verb "effectuate" is "to bring about, to effect"; the ordinary meaning of the verb "effect" is "to produce as an effect; bring about; accomplish; make happen". Random House Unabridged Dictionary 622 (1993). Thus, as submitted the Proposal recommends that the Board retain an investment advisor (1) to solicit offers from potential acquirers and (2) to bring about or accomplish a sale or merger of the company.

The Virginia Stock Corporation Act governs the conduct of boards of directors of Virginia corporations. Section 13.1-673 provides that each Virginia corporation shall have a board of directors except as otherwise provided in the Articles of Incorporation or as agreed in a shareholders agreement that meets the requirements of Section 13.1-671.1. Va. Code § 13.1-673(A). The Company has no such shareholders agreement or provision in its Articles of Incorporation. Additionally, the Virginia Stock Corporation Act provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation or in an agreement authorized under §13.1-671.1." Va. Code § 13.1-673(B).

Section 13.1-690 of the Virginia Stock Corporation Act establishes a statutory standard of conduct for directors of Virginia corporations and, in part, provides:

> A director shall discharge his duties as a director, including his duties as a member of a committee, in accordance with his good faith business judgment of the best interests of the corporation.

Va. Code § 13.1-690(A). These duties extend to "(1) a determination not to act, (2) the act of delegating responsibility to others, (3) a conscious consideration of matters involving the affairs of the corporation and (4) the determination by the board of directors of which matters to address and which matters to not address." Allen C. Goolsby, Goolsby on Virginia Corporations § 9.7, at 153 (2008) (citing 2 Model Business Corporation Act, Official Comment to Section 8.30). This standard requires that, in the discharge of his duties as a director, a director make a good faith decision of the best interest of the corporation. Joint Bar Committee Commentary, Va. Code Ann. § 13.1-690. Courts applying Virginia law will examine the board of directors' decision making process, rather than engage in a substantive evaluation of the decision, to determine whether the board's actions were taken in compliance with the directors' good faith business judgment of the best interests of the company. See, e.g. WLR Foods, Inc. v. Tyson Foods, Inc., 857 F. Supp. 492, 494 (W.D. Va. June 1, 1994) (stating that "[i]n short, [Section 13.1-690] permits inquiry into the procedural indicia of whether the directors resorted in good faith to an informed decisionmaking process.").

1. **Virginia law requires that a board of directors approve and recommend a proposed plan of merger to the shareholders before such a plan may be presented for shareholder approval.**

In relevant part, the Proposal recommends that the Company retain an investment advisor "to effectuate a sale or merger of the company". Because the Proposal is written with clear and unambiguous language and because Virginia law does not allow additional terms or other parol evidence to influence the interpretation of a clear and unambiguous written instrument, to implement the Proposal the Company must comply with the Proponent's use of "effectuate" when drafting the investment advisor's engagement agreement. As discussed *supra*, the ordinary meaning of the verb "effectuate" is "to produce as an effect; bring about; accomplish; make happen". Thus, to implement the Proposal as written the Company must retain an investment advisor "to accomplish" a sale or merger of the Company.

A Virginia corporation's board of directors cannot accomplish a merger or sale of the corporation's assets simply by retaining an investment advisor. Pursuant to Sections 13.1-718(A) and 13.1-724(B) of the Virginia Stock Corporation Act, to accomplish a merger or sale of the company's assets a corporation's board of directors must approve the transaction, submit a recommendation to the shareholders regarding the transaction and submit the transaction to the shareholders for their approval. See, e.g., Barris Indus., Inc. v. Bryan, 686 F. Supp. 125, 128 (E.D. Va. 1988) ("Virginia law on this point is simple and clear: before the proposed merger can proceed, the merger must first be approved by [the company's] board of directors."); Willard v. Moneta Building Supply, Inc., 258 Va. 140, 158-59 (1999) (holding that the sale of a corporation's assets was proper when first approved by the board of directors). The statute does not permit an investment advisor's approval or recommendation on the transaction to substitute for that of the Board, even with the Board's consent. Va. Code § 13.1-718(A)(1) ("The plan of merger or share exchange shall be adopted by the board of directors.") (emphasis added); Va. Code § 13.1-724(B) ("A disposition that requires approval of the shareholders under subsection A shall be initiated by adoption of a resolution by the board of directors authorizing the disposition.") (emphasis added). Thus, a Virginia corporation cannot effectuate a merger or a sale of the company's assets solely by retaining an investment advisor. In that case, the Board would not approve the merger or sale as required by Sections 13.1-718(A) and 13.1-724(B).

2. **In approving and recommending a plan of merger to the shareholders, the Board of Directors will be held to the statutory standard of conduct established by Section 13.1-690.**

The board of directors of a Virginia corporation must satisfy the fiduciary duties imposed by Section 13.1-690 of the Virginia Stock Corporation Act when making a corporate decision, including when approving a merger or a sale of the company's assets in accordance with Sections 13.1-718(A) and 13.1-724(B). E.g., Willard, 258 Va. at 152 (holding that because a corporation's directors engaged in an informed decision-making process and considered the quantity and quality of the offers, the directors successfully discharged their duties to exercise their good faith business judgment of the best interests of the corporation when approving the sale of the corporation's assets as outlined in Va. Code § 13.1-724(B)); Sandberg v. Virginia Bankshares, Inc., 891 F.2d 1112, 1123 (4th Cir. 1989), *rev'd on other grounds*, 501 U.S. 1083 (1991) (finding that, in the context of a parent-subsidiary merger, the subsidiary corporation's directors failed to exercise their good faith business judgment of the best interests of the corporation as outlined in Section 13.1-718(A)(2) because they merely "rubberstamped" the merger documents as prepared by the parent corporation.).

Virginia law permits corporate directors to rely upon the advice of an expert if the director has a good faith belief that the subject matter is within that expert's professional competence. Va. Code § 13.1-718B 2. See, e.g., WLR Foods at 494. However, Virginia law does not permit limitless reliance by a corporate director on expert opinions; corporate directors must still exercise their independent business judgment. Willard, 258 Va. at 152 (regarding an informed decision making process, including the opinions of experts, stating that "when a director resorts to such a process, the ultimate decision must still reflect the director's good faith business judgment of the best interests of the corporation") (citations omitted); Sandberg, 891 F.2d at 1123 (stating, when directors of a subsidiary company relied solely on the opinion of a financial expert retained by the parent company, that "the directors exercised no independent judgment whatsoever with regard to the interests of the minority stockholders").

As the Willard and Sandberg opinions illustrate, Section 13.1-690 requires the directors of a Virginia corporation to exercise good faith business judgment of the best interests of the corporation when making decisions that have been informed by the expert opinions of financial advisors. Thus, the obligation of the board of directors of a Virginia corporation is clear: after receiving advice from independent experts, the directors must engage in an informed and involved decision making process and must exercise their independent business judgment of the best interests of the corporation. See Va. Code Ann. § 13.1-690; WLR Foods, Inc. v. Tyson Foods, Inc., 869 F. Supp. 419, 423 (W.D. Va. December 6, 1994) ("WLR's directors engaged in a much more involved process in reaching their decisions and exercised their own independent judgment after receiving advice from their independent advisors . . . Based upon the record in this case, the decisionmaking process engaged in by WLR's directors demonstrate *[sic]* that their actions were taken in compliance with their good faith business judgment of the best interests of the corporation.").

3. **Interpreting the Proposal based on the ordinary meaning of the terms used therein, it is not possible for the Board to accomplish the second part of the Proposal.**

If the Board is compelled to implement the Proposal, it cannot meet its fiduciary duties as described in the preceding sections. Virginia law states that Board cannot rely on an investment advisor to effect a merger or sale of the Company without exercising its own good faith business judgment about whether the transaction is in the best interests of the Company. As contained in the Proposal, the verb "effectuate" is not ambiguous or uncertain and communicates that the investment advisor shall complete or accomplish a merger or a sale of the company. "Effectuate" articulates that the investment advisor should assume the dominant, driving role in completing the transaction. However, consistent with its fiduciary duties, the Board cannot use a "rubberstamp" approval method to endorse the investment advisor's opinion regarding the valuation of the Company, negotiation methods or the evaluation of the consideration offered in the transaction, e.g., Sandberg, 891 F.2d at 1123. The Proposal would further require that the sale or merger be effectuated by a date certain, December 31, 2009. But the company is not reasonably able to control the timetable of a sale or merger process and, indeed, there is no assurance that any sale or merger proposal would emerge in Proposal's prescribed process. Therefore, because the board of directors of a Virginia corporation cannot retain an investment advisor to effectuate or accomplish a merger or a sale of the company's assets and also satisfy the individual directors' fiduciary duties, implementation of the Proposal would violate the Virginia Stock Corporation Act.

**CONCLUSION**

Based upon the foregoing, it is our opinion that the Proposal, if adopted by the shareholders and implemented by the Board, would violate the Virginia Stock Corporation Act.

The foregoing opinion is limited to the Virginia Stock Corporation Act. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body. The foregoing opinion is rendered solely in connection with the matters addressed herein.

Very truly yours,

Troutman Sanders LLP

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

April 30, 2009

Jacob A. Lutz, III
Troutman Sanders LLP
P.O. Box 1122
Richmond, VA 23218-1122

Re: Alliance Bankshares Corporation
Incoming letter dated March 6, 2009

Dear Mr. Lutz:

This is in response to your letter dated March 6, 2009 concerning the shareholder proposal submitted to Alliance by John W. Edgemond. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John W. Edgemond
Greenworks Landscaping
42660 John Mosby Highway
Chantilly, VA 20152

April 30, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Alliance Bankshares Corporation
Incoming letter dated March 6, 2009

The proposal recommends that the board promptly retain a nationally recognized investment advisor to solicit offers from potential acquirers and to effectuate a sale or merger of the company on or before December 31, 2009.

There appears to be some basis for your view that Alliance may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Alliance has retained a nationally recognized full-service brokerage firm to solicit interest for possible business combination transactions, including the sale or merger of Alliance. Accordingly, we will not recommend enforcement action to the Commission if Alliance omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Alliance relies.

Sincerely,

Philip Rothenberg
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.